# SEC Schedule 13D — Beneficial ownership report by holders of more than 5% of a class

Issuer: 374Water Inc., CIK 0000933972
CUSIP: 73937M106
Title of class of securities: Common Stock, $0.001 par value per share
Address of issuer's principal executive offices: 100 Southcenter Court, Suite 200, Morrisville, North Carolina (NC), 27560
Date of event which requires filing of this statement: 12/10/2025
Filed by CIK 0001861377
Persons authorized to receive notices and communications: Robert B. Macaulay, 700 NW 1st Avenue, Miami, Florida (FL), 33136, (305) 530-0050

## Reporting persons
- Nagar Yaacov (CIK 0001861377): type of reporting person: individual (IN); citizenship or place of organization: United States (X1); member of a group; source of funds: other (OO); sole voting power 32,112,632; shared voting power 0; sole dispositive power 32,112,632; shared dispositive power 0; aggregate amount beneficially owned 32,112,632 (19% of the class)
  Comment: Footnote for Section 13: The percentage is based on 169,248,799 shares of the Issuer's common stock outstanding as of October 24, 2025, as reported in the Issuer's definitive proxy statement on Schedule 14A filed on November 3, 2025.
- Richard H. Davis: type of reporting person: individual (IN); citizenship or place of organization: United States (X1); member of a group; source of funds: other (OO); sole voting power 3,903,793; shared voting power 170,533; sole dispositive power 3,903,793; shared dispositive power 170,533; aggregate amount beneficially owned 4,074,326 (2.4% of the class)
  Comment: Footnote for Section 13: The percentage is based on 169,248,799 shares of the Issuer's common stock outstanding as of October 24, 2025, as reported in the Issuer's definitive proxy statement on Schedule 14A filed on November 3, 2025.
  
  Additional Information: For rows 7 and 9, shares reported consist of 1,143,793 shares of common stock, 60,000 shares issuable upon the exercise outstanding warrants exercisable within 60 days, and options to purchase 2,700,000 shares of common stock that are either exercisable or will become exercisable within 60 days. For rows 8 and 10, shares reported consist of 160,533 shares held by the reporting person's spouse and 10,000 shares held by Darby Shore Management Inc., a Florida corporation of which the reporting person is an officer, director, and 25% shareholder and may be deemed to have voting and investment power over the shares held by such corporation.
- Stephen H. McKnight: type of reporting person: individual (IN); citizenship or place of organization: United States (X1); member of a group; source of funds: personal funds (PF); sole voting power 1,928,477; shared voting power 0; sole dispositive power 1,928,477; shared dispositive power 0; aggregate amount beneficially owned 1,928,477 (1.1% of the class)
  Comment: Footnote for Section 13: The percentage is based on 169,248,799 shares of the Issuer's common stock outstanding as of October 24, 2025, as reported in the Issuer's definitive proxy statement on Schedule 14A filed on November 3, 2025.
  
  Additional Information: Shares beneficially owned include 120,000 shares issuable upon the exercise of warrants exercisable within 60 days and 15,000 shares held by the Stephen H. McKnight Revocable Trust, of which the reporting person is the sole trustee.

## Item 1. Security and Issuer
Title of class of securities: Common Stock, $0.001 par value per share
Name of issuer: 374Water Inc.
Address of issuer's principal executive offices: 100 Southcenter Court, Suite 200, Morrisville, North Carolina (NC), 27560

## Item 2. Identity and Background
Name of person filing: This Schedule 13D is being filed by Yaacov Nagar, Richard H. Davis, and Stephen McKnight, (each referred to herein as a "Reporting Person" and together referred to as the "Reporting Persons").
Residence or business address: The business address for Mr. Nagar is 600 Park Offices Dr., Suite 300, Durham, NC 27713. The business address for Mr. Davis is 8365 SW 168 Terrace, Palmetto Bay, FL 33157. The business address for Mr. McKnight is 203 Glen Laurel Lane, Pittsburgh, PA 15238.
Present principal occupation or employment: Mr. Nagar is the chief executive officer of 7Environmental Inc., a technology company specializing in AI-powered compliance and regulations solutions. The business address for 7Environmental Inc. is 600 Park Offices Dr., Suite 300, Durham, NC 27713. Mr. Davis is an independent consultant. Mr. McKnight is a private individual investor.
Criminal convictions in the last five years: During the last five years, none of the Reporting Persons have been convicted in a criminal proceeding (excluding traffic violations and similar misdemeanors).
Civil proceedings (securities laws) in the last five years: During the last five years, none of the Reporting Persons have been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which such person was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.
Citizenship: Messrs. Nagar, Davis, and McKnight are each a citizen of the United States.

## Item 3. Source and Amount of Funds or Other Consideration
Source and amount of funds or other consideration:
The consideration for the acquisition of the Shares was the conversion of Mr. Nagar's 4,880 shares of the common stock of 374Water, Inc., a Delaware corporation ("374Water"), into 37,700,752 Shares of the Issuer pursuant to the merger reflected in the Agreement and Plan of Merger dated as of April 16, 2021, among the Issuer, 374Water and 374Water Acquisition Corp. (the "Merger").

The Shares directly beneficially owned by Mr. McKnight were acquired via open market purchases, private sales, a public offering of the Issuer, a private offering of the Company's predecessor company, PowerVerde, Inc. ("PowerVerde"), and a private offering of PowerVerde's predecessor company, Vyrex Corp.

The Shares directly beneficially owned by Mr. Davis were acquired via the exercise of stock options received as compensation for serving as chief executive officer of PowerVerde, a public offering of the Issuer, open market purchases, and a private offering of PowerVerde.

## Item 4. Purpose of Transaction
Purpose of transaction:
On December 10, 2025, Mr. Davis contacted Messrs. Nagar and McKnight separately to express his views regarding the current management of the Issuer, including his belief that the proposed reverse stock split described in the Issuer's definitive proxy statement on Schedule 14A filed on November 3, 2025 (the "proposed reverse stock split") is not in the best interests of the Issuer or its stockholders. After further discussion ensued among the Reporting Persons, the Reporting Persons determined to express their views to the Board of Directors of the Issuer (the "Board") via a letter to be delivered to the Board.

The Reporting Persons do not have any current plan or proposal that relates to or would result in any of the matters described in Items 4(a) - (j) of Schedule 13D, except as described in this Schedule 13D or as would occur upon, in connection with completion of, or following, any of the actions described in this Schedule 13D.

## Item 5. Interest in Securities of the Issuer
Aggregate number and percentage of the class beneficially owned: The information contained in rows 11 and 13 of the cover pages of this Schedule 13D (including the accompanying comments thereto) is incorporated herein by reference. Each Reporting Person expressly disclaims beneficial ownership in the securities reported herein except to the extent such Reporting Person actually exercises voting or dispositive power with respect to such securities.
Number of shares as to which each person has sole or shared power to vote or dispose: The information contained in rows 7 through 10 of the cover pages of this Schedule 13D (including the accompanying comments thereto) is incorporated herein by reference.
Transactions in the class effected during the past sixty days: See Item 5 (c) correspondence
Other persons with the right to receive dividends or sale proceeds: Not applicable.
Date on which the reporting person ceased to be the beneficial owner of more than five percent of the class: Not applicable.

## Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer
Contracts, arrangements, understandings or relationships: Except as otherwise described in this Schedule 13D, (i) there are no contracts, arrangements, understandings, or relationships (legal or otherwise) among the persons named in Item 2 and between such persons and any person with respect to any securities of the Issuer, including but not limited to transfer or voting of any of the securities, finder's fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or loss, or the giving or withholding of proxies and, (ii) other than standard default and similar provisions contained in loan agreements, none of the securities of the Issuer beneficially owned by any Reporting Person are pledged or otherwise subject to a contingency the occurrence of which would give another person voting or investment power over such securities.

## Item 7. Material to be Filed as Exhibits
Material filed as exhibits: Exhibit 1 - Joint Filing Agreement, dated December 12, 2025, by and among the Reporting Persons.

## Signatures
- Nagar Yaacov: /s/ Yaacov Nagar, Yaacov Nagar (12/12/2025)
- Richard H. Davis: /s/ Richard H. Davis, Richard H. Davis (12/05/2025)
- Stephen H. McKnight: /s/ Stephen H. McKnight, Stephen H. McKnight (12/12/2025)